Exhibit 99.2

IMPERIAL PETROLEUM INC. 331 KIFISSIAS AVE. 14561 ATHENS, GREECE

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Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:	KEEP THIS PORTION FOR YOUR RECORDS

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THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.         DETACH AND RETURN THIS PORTION ONLY

	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line below.
The Board of Directors recommends you vote FOR the following:

1. Election of Directors	☐	☐	☐

Nominees
01) John Kostoyannis

The Board of Directors recommends you vote FOR the following proposal:	For	Against	Abstain

2. Ratification of appointment of Deloitte Certified Public Accountants S.A. as the Company's independent auditors for the year ending December 31, 2023.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:

The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com

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IMPERIAL PETROLEUM INC. THIS PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

Proxy card for use at the 2023 Annual Meeting or any adjournment or postponement thereof (the “Meeting”) of Stockholders of Imperial Petroleum Inc., a company organized under the laws of the Republic of the Marshall Islands (the “Company”), to be held on Wednesday, September 20, 2023 at 11:00 a.m. Greek local time, at the Company’s principal executive offices at 331 Kifissias Avenue, Erithrea 14561 in Athens, Greece.

The person signing on the reverse of this card, being a holder of shares of common stock or Series B preferred stock of the Company, hereby appoints as his/her/its proxy at the Meeting, Harry N. Vafias and Ifigeneia Sakellari, or either of them, with full power of substitution, and directs such proxy to vote (or abstain from voting) at the Meeting all of his, her or its shares of common stock or Series B preferred stock as indicated on the reverse of this card or, to the extent that no such indication is given, to vote as set forth herein, and authorizes such proxy to vote in his discretion on such other business as may properly come before the Meeting.

Please indicate on the reverse of this card how the shares of common stock or Series B preferred stock represented by this proxy are to be voted. If this card is returned duly signed but without any indication as to how the shares of common stock or Series B preferred stock are to be voted in respect of any of the resolutions described on the reverse, the stockholder will be deemed to have directed the proxy to vote FOR the election of the nominee to the Board of Directors, and FOR Proposal Two.

Continued and to be signed on reverse side

You invested in IMPERIAL PETROLEUM INC. and it’s time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on September 20, 2023.

Get informed before you vote

View the Notice & Proxy Statement, Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to September 06, 2023. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

*If you choose to vote these shares in person at the meeting, you must request a “legal proxy.” To do so, please follow the instructions at www.ProxyVote.com or request a paper copy of the materials, which will contain the appropriate instructions. Please check the meeting materials for any special requirements for meeting attendance.

   Vote at www.ProxyVote.com

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends

1. Election of Directors

Nominees:	For

01) John Kostoyannis

2. Ratification of appointment of Deloitte Certified Public Accountants S.A. as the Company’s independent auditors for the year ending December 31, 2023.	For

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.